GREENBOX POS

3131 CAMINO DEL RIO NORTH, SUITE 1400

SAN DIEGO, CA 92108

July 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GreenBox POS
Registration Statement on Form S-3 (File No. 333-257798)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, GreenBox POS hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Monday, July 19, 2021, or as soon thereafter as possible.

Very truly yours,

GreenBox POS

/s/ Ben Errez

Ben Errez

Executive Vice President